RECEIVED
2008 OCT 22 P 4: 04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08005519

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平

SUPPL

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation ("MPIC") with the Philippine Stock Exchange relating to the Mandatory Disclosure of the Resolutions approved by the MPIC Board at the Board of Directors' meeting held today.

Dated this the 9th day of October, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

PROCESSED
OCT 28 2008
THOMSON REUTERS

dlw 10/23

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. 9 OCTOBER 2008
   Date of Report (Date of earliest event reported)

2. SEC Identification Number CS200604494

3. BIR Tax Identification No. 244-520-457-000

4. METRO PACIFIC INVESTMENTS CORPORATION
   Exact name of issuer as specified in its charter

5. METRO MANILA, PHILIPPINES
   Province, country or other jurisdiction of incorporation

6. (SEC Use Only)
   Industry Classification Code:

7. 10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES
   ....
   Address of principal office — Postal Code

8. (632) 888-0888
   Issuer's telephone number, including area code

9. NA
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
COMMON SHARES OF STOCK	7,027,726,813*

**as reported by the stock transfer agent as of 30 September 2008.*

11. Indicate the item numbers reported herein: Item 9.

Item 9. Other Items

During the regular meeting of the Board of Directors of Metro Pacific Investments Corporation ("MPIC") held late in the afternoon of 9 October 2008, the Board of Directors passed and approved resolutions relating to the following matters:

1. The increase in the authorized capital stock of MPIC from PhP12 Billion divided into 11.95 Billion common shares with a par value of PhP1.00 per share and 5 Billion preferred shares with a par value of PhP0.01 per share, to up to PhP21.550 Billion divided into 20 Billion common shares with a par value of PhP1.00 per share, 5 Billion Class A preferred shares with a par value of PhP0.01 per share and 1.5 Billion Class B preferred shares with a par value of PhP1.00 per share.

2. The amendment and clarification of its resolution dated 14 August 2008 approving the issuance to Metro Pacific Holdings, Inc. ("MPHI") of up to 900 Million common shares from its current authorized and unissued capital stock ("Additional Maynilad Funding Shares"), such that said Additional Maynilad Funding Shares shall instead be issued out of the increase in the authorized capital stock of the Corporation, at the price of PhP2.00 per share or the aggregate issue price of up to PhP1.8 Billion. Proceeds from the issuance of the Additional Maynilad Funding Shares shall be used to settle a loan taken out by MPIC sometime in June 2008 to partially fund its acquisition of additional interests in DMCI-MPIC Water Company, Inc., the parent company of Maynilad Water Services, Inc.

3. The issuance to MPHI of up to 1.5 Billion common shares out of the increase in authorized capital stock of MPIC or its authorized and unissued capital stock ("FPII Funding Shares") following the approval by the Securities and Exchange Commission of MPIC's increase in capital stock, at the price of PhP2.00 per share or such higher price as management may determine, to partially fund the acquisition by MPIC of 98.13% of the outstanding capital stock of First Philippine Infrastructure, Inc.

4. Setting of a special stockholders' meeting on 24 November 2008 for the purpose of ratifying the resolutions relating to the foregoing matters and such other matters as may properly come before such meeting. The record date for this special stockholders' meeting is 23 October 2008.

5. Issuance in one or more tranches of up to Php6.75 billion 10-Year Fixed and/or Floating Corporate Notes to Primary Institutional Lenders, to be secured by a pledge on shares of First Philippine Infrastructure, Inc. ("FPII") to be acquired by MPIC from First Philippine Holdings Corp and Benpres Holdings Corporation and consequently, the execution of the appropriate Facility and Security Agreement with BDO Capital and Investment Corporation as Arranger and Underwriter, and Banco de Oro Unibank, Inc.-Trust and Investments Group as Collateral and/or Facility Agent. Proceeds of the foregoing Corporate Notes shall be used to partially finance the Company's acquisition of FPII.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION
MPIC or Issuer

9 October 2008
Date

....

JOSE MA. K. LIM
President & CEO

END